STATEMENT OF INVESTMENTS

Dreyfus Intermediate Municipal Bond Fund, Inc.

February 29, 2008 (Unaudited)

Long-Term Municipal Investments--97.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--.8%				
Alabama Port Authority,				
Docks Facilities Revenue				
(Insured; MBIA)	5.00	10/1/22	5,000,000	4,885,900
Huntsville Health Care Authority,				
Revenue (Insured; MBIA)	5.00	6/1/13	1,600,000	1,679,328
McIntosh Industrial Development				
Board, Environmental				
Facilities Revenue (Ciba				
Specialty Chemicals				
Corporation Project)	4.65	6/1/08	375,000	375,836
Alaska--3.7%				
Alaska International Airports,				
Revenue (Insured; AMBAC)	5.50	10/1/11	2,560,000	2,726,118
Alaska International Airports,				
Revenue (Insured; AMBAC)	5.50	10/1/12	1,620,000	1,739,507
Alaska Student Loan Corporation,				
Student Loan Revenue (Insured;				
AMBAC)	6.00	7/1/16	6,380,000	6,581,161
Anchorage				
(Insured; FGIC)	5.88	12/1/10	2,365,000 a	2,544,574
Anchorage				
(Insured; FGIC)	5.88	12/1/10	1,500,000 a	1,613,895
Anchorage,				
Electric Utility Revenue				
(Insured; MBIA)	6.50	12/1/09	2,910,000	3,094,727
Anchorage,				
GO (Schools) (Insured; FGIC)	5.25	9/1/13	2,000,000 a	2,182,460
Anchorage,				
LR, Correctional Facility				
(Insured; FSA)	5.88	2/1/10	3,175,000 a	3,351,371
Northern Tobacco Securitization				
Corporation, Tobacco				
Settlement Asset-Backed Bonds	6.00	6/1/10	4,745,000 a	5,054,564
Northern Tobacco Securitization				
Corporation, Tobacco				
Settlement Asset-Backed Bonds	6.20	6/1/10	1,750,000 a	1,831,690
Arizona--.5%				
Pima County Industrial Development				
Authority, Education Revenue				
(American Charter Schools				
Foundation Project)	5.13	7/1/15	4,000,000	3,907,760
California--4.0%				
ABAG Finance Authority for				
Nonprofit Corporations,				

Revenue (San Diego Hospital Association)	5.13	3/1/18	1,000,000	984,260
Arcadia Unified School District, GO (Insured; FSA)	0.00	8/1/20	1,635,000	833,915
California, GO	5.00	8/1/22	5,000,000	4,859,700
California, GO (Various Purpose)	5.00	11/1/22	3,000,000	2,914,740
California Housing Finance Agency, Home Mortgage Revenue	4.55	8/1/21	5,000,000	4,640,600
California Infrastructure and Economic Development Bank, Bay Area Toll Bridges Seismic Retrofit Revenue (First Lien) (Insured; FSA)	5.25	7/1/13	3,300,000 [a]	3,593,106
Elsinore Valley Municipal Water District, COP (Insured; FGIC)	5.38	7/1/16	3,295,000	3,551,582
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds	5.00	6/1/19	2,000,000	2,005,640
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	4.50	6/1/27	4,425,000	3,838,156
Sacramento County Sanitation District Financing Authority, Revenue (Sacramento Regional County Sanitation District) (Insured; FGIC)	5.25	12/1/23	3,125,000	3,171,688
Tobacco Securitization Authority of Southern California, Tobacco Settlement Asset-Backed Bonds (San Diego County Tobacco Asset Securitization Corporation)	4.75	6/1/25	2,435,000	2,220,282
Colorado--.7%				
El Paso County School District (Number 11 Colorado Springs)	6.25	12/1/09	1,000,000	1,052,890
El Paso County School District (Number 11 Colorado Springs)	6.50	12/1/10	2,000,000	2,173,740
El Paso County School District (Number 11 Colorado Springs)	6.50	12/1/11	2,040,000	2,263,564
Connecticut--.1%				
Mashantucket Western Pequot Tribe, Special Revenue	5.60	9/1/09	1,000,000 [b]	1,021,170
District of Columbia--1.1%				
District of Columbia (Insured; MBIA)	6.00	6/1/12	3,280,000	3,607,246
District of Columbia, Revenue (Howard University Issue) (Insured; AMBAC)	5.00	10/1/21	2,545,000	2,556,351

District of Columbia, Revenue (Howard University Issue) (Insured; AMBAC)	5.00	10/1/22	2,660,000	2,644,918
Florida--18.5%				
Bay County, Sales Tax Revenue (Insured; AMBAC)	5.00	9/1/24	3,325,000	3,193,895
Brevard County, Local Option Fuel Tax Revenue (Insured; FGIC)	5.00	8/1/23	1,260,000	1,230,831
Broward County School Board, COP (Insured; FSA)	5.50	7/1/11	4,715,000 [a]	5,105,025
Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program) (Insured; MBIA)	5.50	10/1/16	4,285,000	4,426,534
Clay County Housing Finance Authority, SFMR (Multi-County Program) (Collateralized: FNMA and GNMA)	4.85	10/1/11	340,000	347,109
Collier County, Gas Tax Revenue (Insured; AMBAC)	5.25	6/1/19	2,190,000	2,243,808
Collier County School Board, COP (Master Lease Program Agreement) (Insured; FSA)	5.25	2/15/20	3,500,000	3,654,630
Collier County School Board, COP (Master Lease Program Agreement) (Insured; FSA)	5.25	2/15/22	2,000,000	2,045,720
Dade County, Special Obligation Revenue (Insured; AMBAC)	0.00	10/1/10	6,825,000	6,195,598
Dade County, Water and Sewer System Revenue (Insured; FGIC)	6.25	10/1/11	2,115,000	2,311,209
Florida Board of Education, Lottery Revenue (Insured; FGIC)	5.25	7/1/18	9,330,000	9,681,181
Florida Board of Education, Lottery Revenue (Insured; FGIC)	5.25	7/1/18	2,500,000	2,604,075
Florida Board of Education, Lottery Revenue (Insured; FGIC)	5.25	7/1/19	3,675,000	3,778,855
Florida Department of Transportation, Turnpike Revenue	5.25	7/1/23	1,945,000	1,963,225
Florida Education System, University of Florida Housing Revenue (Insured; FGIC)	5.00	7/1/22	2,055,000	2,005,557
Florida Hurricane Catastrophe Fund Finance Corporation, Revenue	5.00	7/1/12	5,000,000	5,254,000
Florida Municipal Power Agency, Revenue (Stanton II Project) (Insured; AMBAC)	5.50	10/1/15	3,635,000	3,887,632

Florida Ports Financing Commission, Revenue (Transportation Trust Fund - Intermodal Program) (Insured; FGIC)	5.50	10/1/16	1,745,000	1,784,960
Florida Water Pollution Control Financing Corporation, Water PCR	5.25	1/15/21	2,545,000	2,608,141
Hillsborough County, GO (Unincorporated Area Parks and Recreation Program) (Insured; MBIA)	5.00	7/1/22	1,155,000	1,164,344
Hillsborough County, Utility Revenue (Insured; AMBAC)	5.50	8/1/14	3,205,000	3,525,660
Hillsborough County Industrial Development Authority, HR (Tampa General Hospital Project)	5.25	10/1/15	3,000,000	3,072,750
Hillsborough County School Board, COP (Insured; MBIA)	5.00	7/1/16	2,625,000	2,701,834
Indian River County, GO (Insured; MBIA)	5.00	7/1/20	2,265,000	2,318,363
Indian Trace Development District, Water Management Special Benefit Assessment (Insured; MBIA)	5.00	5/1/20	1,500,000	1,533,900
Jacksonville, Guaranteed Entitlement Revenue (Improvement) (Insured; FGIC)	5.38	10/1/16	3,080,000	3,275,334
Jacksonville, Sales Tax Revenue (Insured; AMBAC)	5.50	10/1/14	1,500,000	1,589,910
Jacksonville, Sales Tax Revenue (Insured; AMBAC)	5.50	10/1/15	1,500,000	1,589,910
Jacksonville, Sales Tax Revenue (River City Renaissance Project) (Insured; FGIC)	5.13	10/1/18	2,500,000	2,502,800
Jacksonville Economic Development Commission, Health Care Facilities Revenue (Florida Proton Therapy Institute Project)	6.00	9/1/17	3,750,000	3,601,912
Lee County, Transportation Facilities Revenue (Insured; AMBAC)	5.50	10/1/15	2,500,000	2,649,850
Lee County Industrial Development Authority, Healthcare Facilities Revenue (Cypress Cove at Healthpark Florida,				

Inc. Project)	4.75	10/1/08	1,155,000	1,149,895

Martin County,
    Utilities System Revenue
    (Insured; FGIC)
	5.50	10/1/12	1,065,000	1,158,305

Martin County,
    Utilities System Revenue
    (Insured; FGIC)
	5.50	10/1/13	1,485,000	1,628,213

Miami-Dade County,
    Public Service Tax Revenue
    (UMSA Public Improvements)
    (Insured; AMBAC)
	5.50	4/1/16	2,190,000	2,329,087

Miami-Dade County,
    Transit System Sales Surtax
    Revenue (Insured; XLCA)
	5.00	7/1/24	2,530,000	2,397,200

Miami-Dade County School Board,
    COP (Master Lease Purchase
    Agreement) (Insured; FGIC)
	5.00	8/1/15	5,000,000	5,244,650

Miami-Dade County School Board,
    COP (Master Lease Purchase
    Agreement) (Insured; FGIC)
	5.25	10/1/17	5,000,000	5,189,900

Miami-Dade County School Board,
    COP (Miami-Dade County School
    Board Foundation, Inc.)
    (Insured; AMBAC)
	5.00	11/1/26	3,000,000	2,823,390

Northern Palm Beach County
    Improvement District, Water
    Control and Improvement (Unit
    of Development Number 5B)
	5.75	8/1/09	715,000 [a]	738,767

Orange County,
    Tourist Development Tax
    Revenue (Insured; AMBAC)
	5.00	10/1/15	1,010,000	1,024,039

Orange County Health Facilities
    Authority, HR (Orlando
    Regional Healthcare System)
    (Insured; MBIA)
	6.25	10/1/11	1,770,000	1,953,177

Palm Bay,
    Educational Facilities Revenue
    (Patriot Charter School
    Project)
	6.75	7/1/22	3,000,000	2,913,960

Palm Beach County,
    Criminal Justice Facilities
    Revenue (Insured; FGIC)
	5.38	6/1/10	1,825,000	1,922,729

Palm Beach County,
    Public Improvement Revenue
    (Convention Center Project)
    (Insured; FGIC)
	5.50	11/1/11	1,785,000 [a]	1,927,693

Palm Beach County School Board, COP (Insured; AMBAC)	5.38	8/1/14	4,000,000	4,291,800
Palm Beach County School Board, COP (Insured; FSA)	5.50	8/1/12	4,910,000 [a]	5,336,826
Polk County, Constitutional Fuel Tax				

Improvement Revenue (Insured; MBIA)	5.00	12/1/19	1,330,000	1,344,191
Polk County,				
Utility System Revenue (Insured; FGIC)	5.25	10/1/18	2,000,000	2,084,840
Saint Johns County,				
Sales Tax Revenue (Insured; MBIA)	5.00	10/1/25	1,545,000	1,497,476
Sarasota County School Board,				
COP (Master Lease Program) (Insured; FGIC)	5.00	7/1/15	1,000,000	1,041,040
Seminole County,				
Water and Sewer Revenue	5.00	10/1/21	1,050,000	1,062,642
Seminole County,				
Water and Sewer Revenue	5.00	10/1/22	4,530,000	4,561,076
Volusia County School Board,				
Sales Tax Revenue (Insured; FSA)	5.38	10/1/15	4,000,000	4,305,960
Georgia--3.0%				
Athens Housing Authority,				
Student Housing LR (UGAREF East Campus Housing, LLC Project) (Insured; AMBAC)	5.25	12/1/15	2,560,000	2,701,133
Athens Housing Authority,				
Student Housing LR (UGAREF East Campus Housing, LLC Project) (Insured; AMBAC)	5.25	12/1/16	2,700,000	2,827,413
Atlanta,				
Water and Wastewater Revenue (Insured; FSA)	5.25	11/1/15	5,000,000	5,392,900
Augusta,				
Water and Sewerage Revenue (Insured; FSA)	5.00	10/1/23	5,000,000	4,999,750
Milledgeville and Baldwin County Development Authority, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	6.00	9/1/10	1,275,000	1,367,680
Milledgeville and Baldwin County Development Authority, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.25	9/1/14	1,710,000 [a]	1,883,291
Municipal Electric Authority of Georgia, Combustion Turbine Project Revenue (Insured; MBIA)	5.25	11/1/16	5,000,000	5,295,350
Hawaii--.3%				
Kuakini Health System,				
Special Purpose Revenue	5.50	7/1/12	2,575,000	2,658,919
Illinois--2.4%				

Chicago Housing Authority, Revenue (Capital Program)	5.25	7/1/10	2,420,000	2,546,203
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; CIFG)	5.50	1/1/15	6,450,000	6,855,769
Chicago Park District, GO Limited Tax Park (Insured; FGIC)	5.50	1/1/20	1,300,000	1,345,552
Cook County Community High School District Number 219, GO (Insured; FSA)	5.00	12/1/24	2,020,000	1,988,326
Illinois Health Facilities Authority, Revenue (The Passavant Memorial Area Hospital Association Project)	5.65	10/1/10	4,850,000 a	5,199,394
Metropolitan Pier and Exposition Authority, Dedicated State Tax Revenue (McCormick Place Expansion Project) (Insured; MBIA)	0/5.55	6/15/21	2,500,000 c	2,060,550
Indiana--1.0%				
Indiana Health Facility Financing Authority, Revenue (Ascension Health Subordinate Credit Group)	5.00	5/1/13	1,000,000	1,039,620
Indianapolis Local Public Improvement Bond Bank (Insured; FSA)	6.50	1/1/11	6,415,000	7,004,859
Kansas--1.6%				
Wyandotte County/Kansas City Unified Government, Tax-Exempt Sales Tax Special Obligation Revenue (Redevelopment Project Area B)	4.75	12/1/16	3,800,000	3,681,972
Wyandotte County/Kansas City Unified Government, Utility System Revenue (Insured; AMBAC)	5.65	9/1/18	9,130,000	9,911,254
Kentucky--2.0%				
Ashland, PCR (Ashland Inc. Project)	5.70	11/1/09	4,000,000	4,185,040
Kentucky Asset/Liability Commission, Project Notes (Federal Highway Trust First Series) (Insured; MBIA)	5.25	9/1/18	5,000,000	5,373,150
Kentucky Municipal Power Agency, Power System Revenue (Praire State Project) (Insured; MBIA)	5.25	9/1/19	2,000,000	2,043,080
Ohio County, PCR (Big Rivers Electric Corporation Project) (Insured; AMBAC)	6.00	10/1/22	5,000,000 d	5,000,000
Louisiana--.2%				

Morehouse Parish,				
PCR (International Paper				
Company Project)	5.25	11/15/13	2,000,000	2,045,840
Maine--1.1%				
Jay,				
SWDR (International Paper				
Company Projects)	4.90	11/1/17	5,780,000	5,403,028
Maine Housing Authority,				
Mortgage Purchase	4.75	11/15/21	4,100,000	3,852,934
Maryland--.2%				
Maryland Health and Higher				
Educational Facilities				
Authority, Revenue (Washington				
County Hospital Issue)	5.25	1/1/22	1,000,000	919,480
Maryland Health and Higher				
Educational Facilities				
Authority, Revenue (Washington				
County Hospital Issue)	5.25	1/1/23	1,250,000	1,139,150
Massachusetts--1.0%				
Massachusetts,				
Consolidated Loan	5.00	12/1/10	3,000,000	3,166,620
Massachusetts Educational				
Financing Authority, Education				
Loan Revenue (Insured; AMBAC)	4.60	1/1/22	6,000,000	5,378,940
Michigan--2.7%				
Detroit,				
Water Supply System Revenue				
(Insured; FSA)	5.00	7/1/22	5,000,000	5,003,050
Detroit Local Development Finance				
Authority, Tax Increment				
Revenue	5.20	5/1/10	5,745,000	5,614,071
Michigan Building Authority,				
Revenue (State Police				
Communications System)	5.25	10/1/13	1,945,000	2,124,621
Michigan Hospital Finance				
Authority, Revenue (Oakwood				
Obligation Group)	5.50	11/1/11	3,500,000	3,676,225
Michigan Hospital Finance				
Authority, Revenue (Sparrow				
Obligation Group)	5.25	11/15/11	2,500,000	2,608,375
Michigan Hospital Finance				
Authority, Revenue (Sparrow				
Obligation Group)	5.75	11/15/11	3,250,000 [a]	3,538,503
Minnesota--2.6%				
Lakeville Independent School				
District Number 194, GO				
(Insured; FSA)	5.00	2/1/18	5,000,000	5,163,250
Minneapolis-Saint Paul				
Metropolitan Airports				
Commission, Subordinate				
Airport Revenue (Insured; FGIC)	5.00	1/1/25	5,000,000	4,748,450
Minnesota Public Facilities				

Authority, Clean Water Revenue	5.00	3/1/20	7,500,000	7,740,375
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	5.00	11/15/17	3,000,000	2,891,340
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	5.75	11/15/21	1,000,000	975,390
Mississippi--.6%				
Mississippi Development Bank, Special Obligation Revenue (Madison County Highway Construction Project) (Insured; FGIC)	5.00	1/1/22	5,000,000	4,906,700
Missouri--.7%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	6.00	6/1/20	3,160,000	3,249,491
Saint Louis, Airport Revenue (Airport Development Program) (Insured; MBIA)	5.63	7/1/11	2,500,000 [a]	2,686,725
Nevada--1.2%				
Clark County School District, GO (Limited Tax)	5.00	6/15/25	5,000,000	4,903,200
Director of the State of Nevada Department of Business and Industry, SWDR (Republic Services, Inc. Project)	5.63	6/1/18	5,000,000	4,915,500
New Hampshire--.5%				
New Hampshire Higher Educational and Health Facilities Authority, HR (The Cheshire Medical Center Issue)	5.13	7/1/18	4,125,000	4,131,889
New Jersey--3.7%				
Bayonne, Temporary Note	5.00	10/24/08	1,000,000	1,010,040
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue)	5.25	2/15/20	3,000,000	2,861,490
Casino Reinvestment Development Authority, Revenue (Insured; MBIA)	5.25	6/1/19	5,000,000	5,081,550
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.38	6/15/15	3,300,000	3,324,453
New Jersey Economic Development Authority, Cigarette Tax				

Revenue	5.50	6/15/16	1,000,000	1,009,850
New Jersey Educational Facilities Authority, Revenue (Montclair State University Issue) (Insured; MBIA)	5.25	7/1/20	5,345,000	5,481,458
New Jersey Educational Facilities Authority, Revenue (Rider University Issue) (Insured; Radian)	5.00	7/1/10	1,880,000	1,919,800
New Jersey Educational Facilities Authority, Revenue (Rider University Issue) (Insured; Radian)	5.00	7/1/11	1,970,000	2,017,891
New Jersey Health Care Facilities Financing Authority, Revenue (South Jersey Hospital Issue)	6.00	7/1/12	3,425,000	3,560,082
New Jersey Turnpike Authority, Revenue (Insured; MBIA)	5.63	1/1/10	3,910,000 [a]	4,103,975
New Mexico--.6%				
Jicarilla, Apache Nation Revenue	5.00	9/1/11	1,500,000	1,547,715
Jicarilla, Apache Nation Revenue	5.00	9/1/13	2,905,000	3,013,415
New York--5.8%				
Long Island Power Authority, Electric System General Revenue (Insured; MBIA)	3.45	9/1/15	3,000,000 [d]	2,817,240
New York City	5.00	8/1/18	5,000,000	5,139,200
New York City	5.00	4/1/20	2,500,000	2,515,900
New York City	5.00	4/1/22	5,110,000	5,033,657
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.13	8/1/11	2,000,000	1,980,980
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	3,500,000	3,557,435
New York State Dormitory Authority, FHA-Insured Mortgage HR (The Long Island College Hospital)	6.00	8/15/15	4,485,000	4,656,641
New York State Dormitory Authority, Revenue (NYU Hospitals Center)	5.25	7/1/24	1,000,000	931,360
New York State Local Government Assistance Corporation	5.25	4/1/16	3,425,000	3,622,862
New York State Local Government Assistance Corporation (Insured; FSA)	5.25	4/1/16	2,200,000	2,366,958

New York State Thruway Authority, Local Highway and Bridge Service Contract Revenue	5.50	4/1/12	3,950,000	4,286,817
New York State Thruway Authority, Second General Highway and Bridge Trust Fund (Insured; AMBAC)	5.00	4/1/18	5,000,000 [b,e]	5,178,525
New York State Urban Development Corporation, Corporate Purpose Subordinate Lien	5.13	7/1/19	2,000,000	2,046,000
New York State Urban Development Corporation, State Personal Income Tax Revenue (State Facilities and Equipment)	5.25	3/15/11	1,565,000	1,667,069
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, L.P. Facility)	5.45	11/15/12	2,000,000	1,962,040
North Carolina--4.2%				
Charlotte-Mecklenburg Hospital Authority, Health Care Revenue (Carolinas HealthCare System) (Insured; FSA)	5.00	1/15/20	5,000,000	5,038,950
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.13	1/1/14	3,000,000	3,089,730
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.00	1/1/21	1,200,000	1,233,636
North Carolina Eastern Municipal Power Agency, Power System Revenue (Insured; AMBAC)	5.00	1/1/20	5,000,000	4,938,150
North Carolina Medical Care Commission, FHA Insured Mortgage Revenue (Morehead Memorial Hospital Project) (Insured; FSA)	5.00	11/1/20	5,000,000	5,021,200
North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (The United Methodist Retirement Homes Project)	4.75	10/1/13	1,000,000	963,350
North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (The United Methodist Retirement Homes Project)	5.13	10/1/19	1,250,000	1,155,588
North Carolina Municipal Power Agency Number 1, Catawba Electric Revenue (Insured; FSA)	5.25	1/1/16	2,540,000	2,717,495

North Carolina Municipal Power Agency Number 1, Catawba Electric Revenue (Insured; FSA)	5.25	1/1/17	10,000,000	10,667,700
Ohio--2.0%				
Cuyahoga County, Revenue (Cleveland Clinic Health System)	6.00	1/1/17	5,000,000	5,533,100
Franklin County Convention Facilities Authority, Tax and LR Anticipation Bonds	5.00	12/1/23	2,075,000	2,043,730
Knox County, Hospital Facilities Revenue (Knox Community Hospital) (Insured; Radian)	5.00	6/1/12	1,500,000	1,545,690
Ohio Higher Educational Facility Commission, Higher Educational Facility Revenue (Xavier University Project) (Insured; CIFG)	5.25	5/1/20	3,230,000	3,274,090
Ohio Water Development Authority, PCR (Buckeye Power, Inc. Project) (Insured; AMBAC)	5.00	5/1/22	4,130,000 f	4,117,280
Oregon--.8%				
Washington County Unified Sewerage Agency, Senior Lien Sewer Revenue (Insured; FGIC)	5.75	10/1/12	5,670,000	6,217,665
Pennsylvania--5.3%				
Allegheny County, Airport Revenue (Pittsburgh International Airport) (Insured; MBIA)	5.75	1/1/11	5,000,000	5,240,550
Allegheny County Industrial Development Authority, EIR (USX Corporation Project)	4.75	11/1/11	2,000,000	2,020,740
Allegheny County Industrial Development Authority, PCR (Duquesne Light Company Project) (Insured; AMBAC)	4.05	9/1/11	2,000,000	2,030,700
Chester County Industrial Development Authority, Revenue (Avon Grove Charter School Project)	5.65	12/15/17	895,000	857,714
Delaware River Joint Toll Bridge Commission, Bridge Revenue	5.25	7/1/13	2,500,000	2,684,800
Delaware Valley Regional Finance Authority, Local Government Revenue	5.75	7/1/17	6,830,000	7,543,189
Erie County Industrial Development Authority, EIR (International Paper Company Project)	5.25	9/1/10	2,100,000	2,149,161
Harrisburg Authority, Resource Recovery Facility				

Revenue	0.00	12/15/10	1,420,000	1,259,100
Montgomery County Higher Education and Health Authority, HR (Abington Memorial Hospital) (Insured; AMBAC)	6.10	6/1/12	5,000,000	5,470,650
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	6.25	1/15/15	3,660,000	3,977,542
Philadelphia, GO (Insured; XLCA)	5.25	2/15/13	5,535,000	5,820,053
Philadelphia Authority for Industrial Development, Revenue (Independence Charter School Project)	5.38	9/15/17	2,580,000	2,517,925
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.00	12/1/11	1,475,000 [a]	1,625,612
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.00	12/1/12	525,000	563,672
Rhode Island--.7%				
Rhode Island Health and Educational Building Corporation, Health Facilities Revenue (Saint Antoine Residence Issue) (LOC; Allied Irish Banks)	5.50	11/15/09	1,430,000	1,467,709
Rhode Island Health and Educational Building Corporation, Hospital Financing Revenue (Lifespan Obligation Group Issue) (Insured; MBIA)	5.75	5/15/08	560,000	563,231
Rhode Island Student Loan Authority, Student Loan Program Revenue (Insured; AMBAC)	4.80	12/1/21	3,600,000	3,456,072
South Carolina--2.5%				
Berkeley County School District, Installment Purchase Revenue (Securing Assets for Education)	5.25	12/1/21	9,395,000	9,196,202
Charleston Educational Excellence Financing Corporation, Installment Purchase Revenue (Charleston County School District, South Carolina Project)	5.25	12/1/21	5,000,000	4,985,050
Dorchester County School District Number 2, Installment Purchase Revenue (Growth Remedy Opportunity Without Tax Hike)	5.25	12/1/21	5,000,000	4,960,900
Hilton Head Island Public				

Facilities Corporation, COP (Insured; AMBAC)	5.00	3/1/13	1,065,000	1,116,663
Tennessee--1.3%				
Johnson City Health and Educational Facility Board, HR (Medical Center Hospital Improvement) (Insured; MBIA)	5.13	7/1/11	6,720,000	6,898,147
Tennessee Housing Development Agency (Homeownership Program)	5.20	7/1/10	1,815,000	1,872,009
Tennessee Housing Development Agency (Homeownership Program)	5.30	7/1/11	2,140,000	2,202,039
Texas--9.7%				
Alliance Airport Authority, Inc., Special Facilities Revenue (Federal Express Corporation Project)	4.85	4/1/21	8,875,000	7,966,289
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	6.00	1/1/17	1,935,000	1,846,164
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	6.00	1/1/18	1,125,000	1,065,319
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	6.00	1/1/20	1,555,000	1,455,371
Bexar County, Revenue (Venue Project) (Insured; MBIA)	5.75	8/15/13	5,000,000	5,252,150
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (Learjet Inc. Project)	6.15	1/1/16	4,000,000	3,759,200
Cypress-Fairbanks Independent School District, Unlimited Tax Schoolhouse Bonds (Permanent School Fund Guarantee Program)	6.75	2/15/10	1,700,000 [a]	1,824,372
Deer Park Independent School District, Limited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.25	2/15/21	2,235,000	2,305,693
Gulf Coast Waste Disposal Authority, Bayport Area System Revenue (Insured; AMBAC)	5.00	10/1/14	2,065,000	2,167,032
Harris County Health Facilities Development Corporation, HR (Memorial Hermann Hospital System) (Insured; FSA)	5.50	6/1/12	8,295,000	8,900,037
Houston, Airport System Special Facilities Revenue				

(Continental Airlines, Inc. Terminal E Project)	6.75	7/1/21	5,000,000	4,858,450
Houston, Combined Utility System, First Lien Revenue (Insured; FSA)	5.25	5/15/21	5,000,000	5,130,050
Houston, Combined Utility System, First Lien Revenue (Insured; MBIA)	5.25	5/15/12	2,750,000	2,931,555
Lewisville, Combination Tax and Revenue Certificates of Obligation (Insured; MBIA)	5.25	2/15/20	1,230,000	1,265,436
Lower Colorado River Authority, Transmission Contract Revenue (LCRA Transmission Services Corporation Project) (Insured; FGIC)	5.00	5/15/20	4,200,000	4,215,120
Port of Corpus Christi Industrial Development Corporation, Revenue (Valero Refining and Marketing Company Project)	5.13	4/1/09	2,250,000	2,278,778
Port of Corpus Christi Industrial Development Corporation, Revenue (Valero Refining and Marketing Company Project)	5.40	4/1/18	1,500,000	1,436,355
San Antonio, Electric and Gas Systems Revenue	5.00	2/1/23	5,000,000	4,958,300
Tarrant County Health Facilities Development Corporation, Health Resources System Revenue (Insured; MBIA)	5.75	2/15/14	5,000,000	5,566,350
Tarrant County Health Facilities Development Corporation, Health System Revenue (Harris Methodist Health System)	6.00	9/1/10	7,725,000	8,081,432
White Settlement Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.00	8/15/22	2,535,000	2,549,373
Utah--1.2%				
Jordanelle Special Service District (Special Assessment Improvement District)	8.00	10/1/11	3,210,000	3,416,628
Orem, Sales Tax Revenue (Insured; AMBAC)	5.00	4/15/12	3,325,000 a	3,536,437
Utah Building Ownership Authority, LR (State Facilities Master Lease Program)	5.00	5/15/17	2,950,000	3,058,383
Virginia--2.0%				

Greater Richmond Convention Center Authority, Hotel Tax Revenue (Convention Center Expansion Project)	6.00	6/15/10	2,000,000 a	2,153,900
Peninsula Ports Authority, Revenue (Port Facility-CSX Transportation Project)	6.00	12/15/12	4,150,000	4,388,874
Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds	5.25	6/1/12	3,000,000 a	3,161,790
Virginia College Building Authority, Educational Facilities Revenue (Public Higher Education Financing Program)	4.50	9/1/18	2,450,000	2,488,465
Virginia Port Authority, Commonwealth Port Fund Revenue	5.00	7/1/19	4,415,000	4,426,611
Washington--3.1%				
Energy Northwest, Columbia Generating Station Electric Revenue	5.00	7/1/23	5,000,000	4,946,900
Franklin County, GO (Pasco School District Number 1) (Insured; FSA)	5.25	12/1/19	5,000,000	5,205,950
Goat Hill Properties, LR (Government Office Building Project) (Insured; MBIA)	5.25	12/1/20	2,710,000	2,782,736
Port of Seattle, Limited Tax GO (Insured; FSA)	5.00	11/1/16	5,000,000	5,153,150
Port of Tacoma, Limited Tax GO (Insured; FSA)	5.00	12/1/20	3,025,000	3,098,205
Seattle, Municipal Light and Power Improvements Revenue (Insured; FSA)	5.25	3/1/10	50,000	52,333
Washington	5.75	10/1/12	20,000	21,397
Washington	5.75	10/1/12	2,305,000	2,445,006
Washington Housing Finance Commission (Single Family Program) (Collateralized: FHLMC, FNMA and GNMA)	5.75	12/1/37	1,980,000	2,053,636
West Virginia--.4%				
West Virginia Economic Development Authority, LR (Department of Environmental Protection)	5.50	11/1/22	2,895,000	2,967,809
Wisconsin--.5%				
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Medical Group, Inc. Project) (Insured; FSA)	6.00	11/15/11	3,500,000	3,824,135
U.S. Related--2.8%				

Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	5,000,000 [a]	5,219,950
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	4,300,000 [a]	4,489,157
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	3,000,000 [a]	3,131,970
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/23	1,500,000	1,425,585
Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; MBIA)	5.50	7/1/13	2,500,000	2,638,800
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.25	7/1/12	2,440,000	2,478,747
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/16	510,000	519,894
Puerto Rico Public Buildings Authority, Government Facilities Revenue (Insured; XLCA)	5.25	7/1/20	2,000,000	1,966,020
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	5.63	10/1/10	1,125,000	1,152,293
Total Long-Term Municipal Investments (cost $808,564,104)				**800,170,973**

Short-Term Municipal Investments--1.2%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
Maryland--.2%				
Carroll County, Revenue (Fairhaven and Copper Ridge - Episcopal Ministries to the Aging Inc. Obligated Group Issue) (Insured; Radian Group and Liquidity Facility; Branch Banking and Trust Co.)	8.00	3/7/08	2,000,000 [g]	2,000,000
Michigan--.3%				
Eastern Michigan University Board of Regents, General Revenue, Refunding (Insured; XLCA and Liquidity Facility; Dexia Credit Locale)	8.50	3/1/08	2,600,000 [g]	2,600,000
Pennsylvania--.7%				
Pennsylvania Intergovernmental Cooperation Authority, Special Tax Revenue, Refunding (City of Philadelphia Funding				

Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	9.00	3/7/08	5,500,000 g	5,500,000

Total Short-Term Municipal Investments
(cost $10,100,000) — **10,100,000**

Total Investments (cost $818,664,104) — **98.3%** — **810,270,973**

Cash and Receivables (Net) — **1.7%** — **13,712,512**

Net Assets — **100.0%** — **823,983,485**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, these securities amounted to $6,199,695 or 0.8% of net assets.

c   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

d   Variable rate security--interest rate subject to periodic change.

e   Collateral for floating rate borrowings.

f   Purchased on a delayed delivery basis.

g   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation

MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance